October 12, 2017

VIA EDGAR

Jan Woo, Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street NE

Washington, DC  20549

Re:CannaSys, Inc.

Preliminary Information Statement on Schedule 14C

Filed September 22, 2017

File No. 000-54476

Dear Ms. Woo:

This letter is in response to your letter dated September 27, 2017, respecting your review of the Preliminary Information Statement on Schedule 14C filed September 22, 2017, by CannaSys, Inc., File No. 000-54476. Your comments are set forth below, followed by our responses.

General

1.You indicate that certain of the newly available shares of common stock may be used to meet your obligations under the convertible note agreement with Beta Killers, LLC. Please state whether there are any other current plans, proposals or arrangements to issue any of the newly available shares of common stock. Revise to provide similar information for the newly available shares of preferred stock.

Response:We do not have a convertible note agreement with Beta Killers, LLC. We do have convertible notes with Black Forest Capital, LLC, and BNA Investment Capital, LLC. Both of these notes provide for $150,000 in additional funding tranches, available to us in equal monthly disbursements, which will also be convertible into shares of our common stock on the same terms as the earlier tranches. We have supplemented this disclosure at pages 14 through 17 of the revised preliminary information statement.

CannaSys, Inc.

1350 17th Street, Suite 150, Denver, Colorado 80202 (720) 480-1689

www.cannasys.com

CANNASYS, INC.

Jan Woo, Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 12, 2017

Page Two

____________________________________

We do not have any plans to issue additional preferred stock. In September 2017, we issued 4,500,000 our authorized 5,000,000 shares of preferred stock as follows:

•2,500,000 shares of Series A Preferred Stock to our five directors, 500,000 shares each, in consideration of their future service on our board; and

•2,000,000 shares of our Series B Preferred Stock to Beta Killers LLC, in exchange for its agreement to waive our prior defaults, and to release us from our obligations, under an August 2016 asset purchase agreement, together with the related general assignment and bill of sale, advisory engagement agreement, grant of restricted stock, master services agreement, and work statement no. 1, and the entry into a new statement of work no. 2.

We have supplemented this disclosure at pages 14 through 17 of the revised preliminary information statement.

2.To better facilitate understanding of the impact of the corporate transactions, please disclose in tabular format information about your capital structure. Your revised disclosure should include a table with columns specifying the number shares issued and outstanding, reserved for issuance and authorized but unissued, both before and after giving effect to increase in authorized common and preferred stock.

Response:We have supplemented this disclosure at pages 14 through 17 of the revised preliminary information statement.

We would be happy to provide additional information you may request or respond to further inquiries.

Sincerely,

CANNASYS, INC

/s/ Patrick G. Burke

Patrick G. Burke

Chief Executive Officer